12800 Tuckahoe Creek Parkway ● Richmond, VA 23238

By EDGAR

July 31, 2015

William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	CarMax, Inc.

Form 10-K for Fiscal Year Ended February 28, 2015

Filed April 24, 2015

File No. 001-31420

Dear Mr. Thompson:

The purpose of this letter is to respond to the comment letter dated July 10, 2015 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Thomas W. Reedy, Executive Vice President and Chief Financial Officer of CarMax, Inc., regarding the above-referenced filing. Throughout this letter, “we,” “our,” “us,” “CarMax,” and “the Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface. Our responses appear below in normal typeface.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Auto Loan Receivables, page 52

1. It appears that you do not classify the current portion of auto loans receivable as a current asset. Please tell us what consideration you gave to the classification guidance in ASC 210-10-45-1 and ASC 310-10-45-9.

The Staff is correct that we do not classify any portion of auto loan receivables as a current asset on our consolidated balance sheets. We have considered the classification guidance in ASC 210-10-45-1 and ASC 310-10-45-9, and we understand that trade accounts receivable are generally included in the concept of current assets. However, the

Mr. William H. Thompson

U.S. Securities and Exchange Commission

July 31, 2015

more specific guidance in ASC 210-10-45-4 is relevant to our auto loan receivables, and we have concluded, based on this guidance, that auto loan receivables should be excluded from current assets.

The guidance in ASC 210-10-45-4 indicates that claims to cash should be excluded from classification as current assets if such assets are restricted as to use for other than current operations or are segregated for the liquidation of long-term debts. The guidance further states, “Even though not actually set aside in special accounts, funds that are clearly to be used in the near future for the liquidation of long-term debts, payments to sinking funds, or for similar purposes shall also, under this concept, be excluded from current assets.”1

To understand the application of this guidance to our auto loan receivables, it is important to consider the entirety of our financing and securitization transactions, which are addressed in detail by Notes 2, 4, and 11 to our consolidated financial statements. Our auto loan receivables represent amounts due from customers related to retail vehicle sales financed through CarMax Auto Finance (“CAF”). We fund the auto loan receivables originated by CAF, in most instances, through a revolving securitization program utilizing warehouse facilities until we elect to fund them through term securitizations.

The warehouse facilities are bankruptcy-remote special purpose entities that transfer an undivided percentage ownership interest in the receivables to third party financing entities (“Warehouse Lenders”). Collections from receivables owned by the warehouse facilities are used to pay interest and fees owed to the Warehouse Lenders and to fund additional receivables. The receivables are only released from the facility in connection with repayments of principal to the Warehouse Lenders.

In our term securitizations, we sell a pool of auto loan receivables to a bankruptcy-remote special purpose entity that, in turn, transfers the receivables to a special purpose securitization trust. The securitization trust issues asset-backed securities in the form of non-recourse notes secured by the auto loan receivables. These securitized receivables can only be used as collateral to settle obligations of the securitization vehicles. Securitization vehicles and investors have no recourse to our assets beyond the securitized receivables, the amounts on deposit in reserve accounts and the restricted cash from collections on auto loan receivables.

Accordingly, substantially all of our auto loan receivables are used for the future payment of related non-recourse notes payable.

Based on the structure of our revolving and term securitization programs, we believe it is clear that our “claims to cash” related to the securitized auto loan receivables should be excluded from consideration as a current asset because such assets must first be used to pay all amounts then due to the related non-recourse notes payable before any

[1]	ASC 210-10-45-4

Mr. William H. Thompson

U.S. Securities and Exchange Commission

July 31, 2015

excess amounts can be released to CarMax. Further, we believe it would be misleading to users of our financial statements to present any such amounts as a current asset in the event that it may imply that collections on those receivables could be used to fund current operations or other business purposes.

11. Debt, page 65

2. We note that the current portion of non-recourse notes payable is substantially less than payments on non-recourse notes for each year presented. Please explain to us how you determine the current portion of nonrecourse notes payable and why the current portion is substantially lower than payments made during each of the past three years.

The current portion of non-recourse notes payable ($258.2 million at February 28, 2015) represents the portion of the payments received from the auto loan receivables that are due to be distributed as principal to the non-recourse note holders in the following period, generally in the next 15 days. As such, the current portion of non-recourse notes payable presented on our consolidated balance sheets does not represent all the payments expected to be made in the next 12 months; it only represents the known payments expected to be made to the holders of the non-recourse notes (i.e., the securitization investors) during the next payment period related to amounts that have been actually collected on the related auto loan receivables. Accordingly, as the Staff has correctly pointed out, the current portion of non-recourse notes payable at the end of any fiscal year will be significantly lower than the total cash payments on non-recourse notes for each fiscal year ($6.6 billion for the year ended February 28, 2015).

This current liability relates to the corresponding current asset, restricted cash from collections on auto loan receivables ($294.1 million at February 28, 2015). As stated in Note 2 to our consolidated financial statements, this restricted cash consists of collections of principal, interest and fee payments on securitized auto loan receivables that are restricted for payment to the securitization investors.2 ASC 210-10-20 states that “Current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.” In addition, ASC 210-10-45-12, states that the “current liability classification is not intended to include debts to be liquidated by funds that have been accumulated in accounts of a type not properly classified as current assets.” We have concluded our presentation of the current portion of non-recourse notes payable is consistent with the definition of current liabilities in that its liquidation can only be achieved through the use of restricted cash from collections on auto loan receivables. This is also consistent with our presentation of auto loan receivables as a non-current asset discussed above in our response to Question 1.

[2]	The reported amounts of current liability and restricted cash are slightly different as the restricted cash includes interest and fees, some of which may be retained by CAF, as servicer, instead of being remitted to the securitization investors.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

July 31, 2015

The only assets available for payments to the holders of the non-recourse notes are the securitized receivables, the amounts on deposit in reserve accounts and the restricted cash from collections on auto loan receivables, as described above. As described in Note 2 to our consolidated financial statements, investors in such notes have no recourse to our other assets. Collections on these receivables are variable due to several factors, but primarily due to customer loan repayment patterns. For example, customers often make advance unscheduled payments on their loan balance or prepay the loan entirely, which accelerates payments made to the securitization investors. As such, the timing of future payments on these non-recourse notes is variable as well. Accordingly, we only include amounts actually collected on the receivables as of the date of the financial statements in the current portion of non-recourse notes payable.

Based on the relationship of the non-recourse notes payable to the auto loan receivables, we have concluded it is not appropriate to classify any additional portion of the non-recourse notes as a current liability.

3. Please tell us what consideration you gave to disclosing the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented in accordance with ASC 470-10-50-1.

As of February 28, 2015, the Company’s long-term debt, excluding current portion, is comprised of the following, as disclosed in Note 11 to our consolidated financial statements (in thousands):

Long-term debt	$300,000
Finance and capital lease obligations	306,284
Non-recourse notes payable	8,212,466

Having considered the disclosure requirements of ASC 470-10-50-1, we have concluded that we have met such requirements. A more specific discussion of each component of our long-term debt follows:

•	Long-term debt

In Note 11 to our consolidated financial statements, we disclosed that the Company entered into a $300 million term loan in November 2014, and that the total outstanding principal is due in November 2017. This disclosure was provided in narrative form.

•	Finance and capital lease obligations

Due to the nature of this debt, maturities essentially represent future lease payments. In accordance with ASC 840-30-50-1b, the Company has disclosed

Mr. William H. Thompson

U.S. Securities and Exchange Commission

July 31, 2015

future minimum lease payments for the next five fiscal years and thereafter associated with our finance and capital lease obligations in Note 15 to our consolidated financial statements.3 Our debt footnote (Note 11) refers readers to Note 15 for this information.

•	Non-recourse notes payable

The Company’s non-recourse notes payable relate to auto loan receivables funded through our warehouse facilities and term securitization program, as discussed further in our responses to Questions 1 and 2 above. The timing of principal payments on the non-recourse notes payable is based on the timing of principal collections on our auto loan receivables. As disclosed in Note 11 to our consolidated financial statements, this debt has scheduled maturities through September 20214, but could mature earlier depending upon the collections on the underlying auto loan receivables. Further, it is important to note that to the extent there are not adequate cash collections on the auto loan receivables to settle obligations to the securitization vehicles, the securitization investors have no recourse to our assets beyond the securitized receivables and related restricted cash amounts. Additionally, there are no other arrangements, guarantees, or other commitments that could require us to provide financial support to the securitization vehicles.

Notwithstanding the scheduled maturities of this debt, as previously noted, our payments made to the securitization investors are entirely dependent upon the timing and amount of collections on the underlying auto loan receivables. While we can estimate when such payments will be made based on customers’ loan payment schedules on the underlying auto loan receivables, we know based on our historical experience that our actual collections, and therefore the corresponding payments we will make on the related non-recourse notes, could vary significantly from these estimates. As discussed in our response to Question 2 above, this variability is primarily due to customer loan repayment patterns.

As there is a reasonable amount of uncertainty associated with the timing of future collections of auto loan receivables and the corresponding payments on the non-recourse notes, combined with the fact that the Company’s assets, other than the auto loan receivables and restricted cash, provide no recourse to the securitization investors, we have concluded that a disclosure of the scheduled maturities for the next five years would not be meaningful or useful to users of our financial statements, as it is unlikely to closely approximate what the ultimate actual payments will be. Indeed, we believe such disclosure could be misleading.

[3]	When comparing Note 11 to Note 15, the total amounts presented for finance and capital lease obligations differ, as amounts disclosed as future minimum payments in Note 15 represent nominal (undiscounted) amounts.
[4]	The final scheduled distribution dates of non-recourse notes issued in connection with our term securitization program are based on the contractual terms of the related underlying auto loan receivables, but the actual maturity of such notes depends on actual collections on such receivables, which may differ in timing and amount from the contractual terms.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

July 31, 2015

We further considered that ASC 470-10-50-1 requires disclosures of the “combined aggregate” maturities for long-term debt. Given the discussion above, we do not believe it would be meaningful or relevant for users of our financial statements to see the maturity of the Company’s $300 million term loan presented in a tabular format combined with finance and capital lease obligations. We believe this information is adequately presented for financial statement users, and we believe it is presented in such a way as to maximize the effectiveness of the disclosures.

* * * * *

CarMax acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x4586.

Very truly yours,

/s/ Thomas W. Reedy
CarMax, Inc.
Thomas W. Reedy
Executive Vice President and Chief Financial Officer

cc:	Thomas J. Folliard,

President and Chief Executive Officer

Eric M. Margolin,

Senior Vice President,

General Counsel and Secretary